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Exhibit 12.1

Colonial Realty Limited Partnership
Ratio of Earnings to Fixed Charges
(all dollar amounts in thousands)

		Year Ended December 31,
	Six Months Ended June 30, 2003
		2002	2001	2000	1999	1998
Earnings:
Pre-tax income before income, loss from equity investees, extraordinary gain or loss, or gains on sale of properties	$27,442	$68,004	$69,230	$69,678	$75,814	$68,685
Amoritzation of interest capitalized	800	1,500	1,300	1,100	900	700
Interest capitalized	(2,716)	(8,064)	(10,608)	(9,553)	(8,664)	(3,727)
Distributed income of equity investees	2,035	5,420	2,695	3,968	8,821	789
Fixed charges	37,981	76,965	83,326	82,632	67,975	56,748

Total earnings	$65,542	$143,825	$145,943	$147,825	$144,846	$123,195

Fixed Charges:
Interest expense	$33,760	$65,265	$71,397	$71,855	$57,211	$52,063
Capitalized interest	2,716	8,064	10,608	9,553	8,664	3,727
Debt costs amortization	1,505	3,636	1,321	1,224	2,100	958

Total Fixed Charges	$37,981	$76,965	$83,326	$82,632	$67,975	$56,748

Ratio of Earnings to Fixed Charges	1.7	1.9	1.8	1.8	2.1	2.2

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Colonial Realty Limited Partnership Ratio of Earnings to Fixed Charges (all dollar amounts in thousands)